Exhibit (a)(5)(v)

Martin A. Kropelnicki

President & CEO

August 10, 2018

The Board of Directors

SJW Group

110 West Taylor Street

San Jose, CA 95110

Attention: Robert A. Van Valer

Lead Independent Director

Dear Mr. Van Valer:

On behalf of California Water Service Group (“Cal Water”), I am pleased to submit a revised proposal to acquire SJW Group (“SJW”) for $70.00 per share in cash, an increase of $1.75 per share from our previously proposed price of $68.25. Our proposal represents a premium of 33.6% to SJW’s closing stock price on April 3, 2018, the day prior to our initial $68.25 offer, and a 32.0x multiple to the projected 2019 earnings per share reflected in your S-4. We are open to discussing a higher purchase price that may be supported by due diligence and additional synergies that we may jointly identify.

In the interest of accommodating some of the concerns you have previously highlighted, we would be willing to consider transaction structures that achieve tax deferral on gains from the sale of SJW shares for SJW stockholders with a historical low tax basis and who may prefer to own stock of our combined company. We would also welcome the addition of up to two SJW designees to the Cal Water Board of Directors, and would consider inviting some of your executive team members to join Cal Water.

We believe our revised offer provides substantial and certain value in cash for SJW shares at a highly compelling premium for your stockholders and addresses concerns raised by SJW with respect to other key stakeholders. Given the combination of California Water and SJW features a clear strategic rationale and offers substantially greater benefits to customers, employees and the communities we collectively serve than your proposed combination with Connecticut Water, we are committed to finding a path to bring our companies together.

We remain confident that we can complete our proposed transaction within the same timeframe as your pending deal with Connecticut Water. In light of that, we are prepared to compensate your stockholders with a ticking fee of $0.50 per quarter in the event the deal is not consummated within a pre-agreed timeframe due to state regulatory issues, of which we expect none.

As you might expect, assuming you decide to proceed with negotiations, we will finalize committed financing for our proposed transaction prior to signing definitive agreements. With your cooperation we believe this is a process that can be completed promptly, as demonstrated by the financing you obtained for your proposed all-cash acquisition of Connecticut Water. Our financing package will be no more conditional than you propose for Connecticut Water.

As part of our proposal, we are also prepared to allow for a 45-day go shop period following execution of a transaction with us. This will address your stated concern of engaging in a sale of SJW without soliciting offers from multiple prospective purchasers.

Our advisors and we stand ready to commence discussions as early as this weekend. As you know, we will need to amend our tender offer materials on Monday morning, but would be pleased to coordinate communications before making this letter public. We will not leave this proposal outstanding indefinitely, and look forward to hearing from you.

Sincerely,

/s/ Martin A. Kropelnicki
Martin A. Kropelnicki
Chief Executive Officer and President
California Water Service Group